Exhibit 99.1

PETAQUILLA MINERALS LTD.
Suite 1230, 777 Hornby Street
Vancouver, BC Canada V6Z 1S4

Tel. No. (604) 694-0021 • Fax No. (604) 694-0063
Website: www.petaquilla.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

DEAR FELLOW SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of Petaquilla Minerals Ltd. (the “Company”) will be held at the Fairmont Hotel Vancouver, the Garibaldi Room, 900 West Georgia Street, Vancouver, BC, Canada, on Thursday, November 29, 2012, at 10:00 a.m. (Vancouver time) for the following purposes:

1.	To receive the report of the directors;

2.

To receive and consider the audited financial statements of the Company for the 12 months ended May 31, 2012, including the accompanying notes and the auditor’s report, and the annual Management Discussion and Analysis;

3.	To appoint the auditor for the Company to hold office until the close of the next Annual General Meeting;

4.	To authorize the directors to fix the remuneration to be paid to the auditor of the Company;

5.	To elect directors to hold office until the close of the next Annual General Meeting; and

6.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The audited financial statements of the Company including the accompanying notes and auditor’s report for the 12 months ended May 31, 2012, accompany this Notice.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Annual General Meeting (the “Meeting”) and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1780 – 400 Burrard Street, Vancouver, BC Canada V6C 3A6, during normal business hours up to November 29, 2012, being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on October 25, 2012, as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. Even if you are able to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed prepaid return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 25th day of October, 2012.

BY ORDER OF THE BOARD
Petaquilla Minerals Ltd.

“Richard Fifer”
Richard Fifer
Director and Executive Chairman of the Board